MASTEC, INC.
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134
(305) 599-1800
May 11, 2007
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0404
Washington, D.C. 20549
Attn: Errol Sanderson

Re:	MasTec, Inc. Registration Statement on Form S-3 Registration No. 333-142083
Ladies and Gentlemen:
     MasTec, Inc., a Florida corporation (the “Company”), hereby respectfully requests the acceleration of the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-142083) to 9:00 a.m., May 15, 2007, or as soon thereafter as practicable.
     We acknowledge that:
• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please provide a copy of the Commission’s order declaring the Registration Statement effective to Alberto de Cardenas, Esq., Executive Vice President & General Counsel of MasTec, Inc., at 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134.

Very truly yours, MASTEC, INC.
By:	/s/ Alberto de Cardenas, Esq.
Alberto de Cardenas, Esq.
Executive Vice President & General Counsel